Exhibit (a)(1)(H)

FORM OF COMMUNICATION TO ELIGIBLE OPTIONHOLDERS

CONFIRMING RECEIPT OF NOTICE OF WITHDRAWAL

Date:
To:
From:	LeapFrog Enterprises, Inc.
Re:	Confirmation of Receipt of Notice of Withdrawal

This message confirms that we have received your Notice of Withdrawal. This confirmation should not, however, be construed to imply that the Notice of Withdrawal or any other documents that you have submitted have been properly completed or are otherwise in proper form or that we have accepted your Notice of Withdrawal. If the Notice of Withdrawal is properly completed and signed, this means that you have withdrawn all of the eligible option grants listed on the Notice of Withdrawal and you have revoked your prior acceptance of our offer to exchange your eligible option grants. You will not receive any new option grants and you will retain your eligible option grants previously tendered for exchange with their existing term, exercise price, vesting schedule and other terms and conditions.

If your Notice of Withdrawal is properly completed and signed, we will accept your rejection of our exchange offer. Your eligible option grants will remain outstanding after this exchange offer closes at 12:00 noon, Pacific Time, on June 9, 2008, unless this exchange offer is extended by us.

You should direct questions about the exchange offer or requests for assistance (including requests for additional or paper copies of the exchange offer, the Election Form, your Eligible Option Information Sheet or other documents relating to this exchange offer) to Margaret Rozowski, Stock Plan Administrator, at 6401 Hollis Street, Emeryville, California 94608 or by calling (510) 420-5365 or sending an email to stockplans@leapfrog.com.